O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2250

May 28, 2024

VIA EDGAR AND ELECTRONIC MAIL

Laura McKenzie
Christina Chalk
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	ETFS Capital Limited (“ETFS Capital”)
WisdomTree, Inc. (“WisdomTree” or the “Company”)
DFAN filed May 21, 2024 (the “DFAN”) by ETFS Capital Limited and Graham Tuckwell (collectively, “ETFS”)
File No. 001-10932

Dear Ms. McKenzie and Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated May 24, 2024 (the “Staff Letter”), with regard to the above-referenced matters. We have reviewed the Staff Letter with ETFS and provide the following responses on ETFS’ behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the DFAN.

DFAN filed on May 21, 2024

Investor Presentation attached as Exhibit 1

1.	We note your statement on slide 10 that "[a]ccording to publicly available information, WisdomTree has spent $10 million over the last two years by its own calculations on proxy fights.” Please supplementally provide more specific supporting data to allow stockholders to identify supporting source materials. In future soliciting materials, provide such support where these statements are made.

ETFS acknowledges the Staff’s comment and hereby provides the Staff, on a supplemental basis, with more specific supporting data and source materials. ETFS respectfully refers the Staff to the table below for information regarding the Company’s “expenses incurred in response to an activist campaign” since 1Q2022, which was copied from the Company’s press releases announcing the Company’s quarterly results.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 28, 2024

WisdomTree’s Expenses Incurred in Response to an Activist Campaign
(in thousands)

1Q24[1]	4Q23[1]	3Q23[1]	2Q23[1]	1Q23[1]	4Q22[2]	3Q22[2]	2Q22[2]	1Q22[2]	TOTAL
$695	-	-	$4,913	$967	-	-	$2,024	$2,435	$11,034

In addition, ETFS hereby confirms that it will provide support where these statements are made in future soliciting materials.

2.	We note that slide 17 compares revenue and adjusted operating margin but does not disclose the applicable adjustments and includes "ETFS estimates" as a source for the information. Please clarify the adjustments made and, consistent with previous comments, ensure that you provide specific cites supporting disclosure of all figures and assertions of value.

ETFS acknowledges the Staff’s comment and hereby provides the Staff, on a supplemental basis, with the requested information. In order to calculate the disclosed adjusted operating margin for a given quarter, ETFS began with the Company’s reported operating income, and then added back the reported expenses/costs incurred in response to activist campaigns and contractual gold payments, as applicable, and then divided this number by total revenue, in each case, as disclosed in the Company’s SEC filings and press releases announcing the Company’s quarterly results.

ETFS respectfully advises the Staff that ETFS’ use of the word “estimates” was meant to communicate to the reader that ETFS was calculating these percentages internally using the above referenced formula. Notwithstanding the foregoing, however, the Company calculates the same adjusted operating margin for a given quarter as does ETFS. For example, both ETFS and the Company calculate that the Company’s adjusted operating margin for 1Q24 and 1Q23 per the above formula was 29.6% and 26.8%, respectively, as shown below.

1 https://ir.wisdomtree.com/news-events/press-releases/detail/681/wisdomtree-announces-first-quarter-2024-results

2 https://ir.wisdomtree.com/news-events/press-releases/detail/614/wisdomtree-announces-fourth-quarter-2022-results-record

May 28, 2024

WisdomTree

Source: https://d1io3yog0oux5.cloudfront.net/_c52e3d7b119e34f11f6f0c9bbd18e7d6/wisdomtree/db/2713/24696/pdf/Presentation+-+Earnings+Release+%28Q1+2024%29.pdf (See slide 4)

ETFS

Source: https://www.sec.gov/Archives/edgar/data/880631/000092189524001286/ex1dfan14a13246002_052124.pdf (See slide 17)

May 28, 2024

In addition, ETFS hereby confirms that it will provide specific cites supporting disclosure of all figures and assertions of value in future soliciting materials.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman